EXHIBIT 99.1

Investor Contact:	Media Contacts:
Jason Duty	Sarah Ayer
(724) 316-4366	(412) 965-7622
Jason.M.Duty@alcoa.com	Sarah.Ayer@alcoa.com

Brunswick Group
alcoa@brunswickgroup.com

Alcoa Announces Strategic Acquisition of South32’s Bauxite, Alumina, and Aluminum Assets for $4.1 billion

•	Reinforces Alcoa’s position as a leading pure-play upstream aluminum company with an expanded portfolio of world-class bauxite, alumina, and aluminum assets

•	South32 upfront consideration of $4.1 billion in cash and stock plus a contingent value right of up to $750 million, with payments based on agreed revenue-sharing linked to future alumina and aluminum prices

•	Expected to generate significant synergies of approximately $900 million in net present value

•	Expected to be accretive to Alcoa’s earnings per share and free cash flow immediately following closing

•	Significantly enhances a critical source of production globally, strengthening Alcoa’s ability to serve customers at scale

•	Investor conference call scheduled for today at 7:00pm EDT / July 1 at 9:00am AEST

PITTSBURGH, June 30, 2026 – Alcoa Corporation (NYSE: AA, ASX: AAI) (“Alcoa” or the “Company”) today announced that it has entered into a definitive agreement to acquire South32 Limited’s (ASX: S32, LSE: S32.L, JSE: S32) (“South32”) interests in bauxite mine, alumina refinery and aluminum smelter operations in a cash and stock transaction for an upfront consideration of approximately $4.1 billion. The transaction represents an implied enterprise value of approximately $4.7 billion when including net debt primarily related to normal course financing leases. Alcoa has also agreed to provide South32 with a contingent value right (CVR) of up to $750 million.

The acquisition will add a high-quality, low-cost, and globally diversified set of mining, refining and smelting assets, further strengthening Alcoa’s mine-to-metal platform, expanding its global footprint and increasing the Company’s ability to generate sustainable long-term value for shareholders. The acquisition also advances Alcoa’s disciplined, value-creating growth strategy and enhances its position as a leading pure-play upstream aluminum company with a more competitive portfolio of world-class assets in strategically important regions around the globe.

South32’s operations are a strong strategic fit within Alcoa. Alcoa’s proven operating model, technical expertise, and commercial capabilities are expected to unlock meaningful performance improvements and synergies across the combined portfolio. Greater scale and integration are expected to reduce complexity, lower costs, and improve competitiveness while strengthening supply chain resilience across key jurisdictions.

At the same time, the transaction is anticipated to deliver broad benefits to stakeholders worldwide. It enhances Alcoa’s secure and reliable global aluminum supply at a time of accelerating demand for critical minerals and metals. It reinforces Alcoa’s long-term commitment and investment in Australia and Brazil and establishes a new presence in South Africa. By strengthening industrial capacity in these regions, the transaction will support economic resilience and thousands of direct and indirect jobs across local communities.

Executive Commentary

“This is exactly the type of opportunity Alcoa is built to execute,” said William F. Oplinger, President and Chief Executive Officer of Alcoa. “These high-quality, globally relevant assets are a strong strategic fit within our portfolio and align directly with our strengths as a leading pure-play upstream aluminum company. With our proven operating model and global capabilities, we are well positioned to enhance performance, unlock value, and support their long-term success within Alcoa.”

Mr. Oplinger continued, “Alcoa is defined by how we operate, combining operational excellence, commercial discipline, and a values-based approach that prioritizes safety, reliability, and partnership. By investing in this opportunity, we are underscoring our commitment to supply security for our customers, strengthening the communities in which we operate, and delivering responsibly produced materials that are essential to the global economy.”

“The Board is pleased to support this transaction, which we believe strengthens Alcoa’s competitive position, supports long-term earnings and cash flow growth, and creates lasting value for our shareholders,” said Thomas J. Gorman, Chairman of the Board of Alcoa. “We remain committed to the employees and stakeholders whose contributions are central to the success of these operations.”

Strong Strategic and Financial Rationale

•	Strengthens leadership as a pure-play upstream aluminum company: Upon closing, Alcoa will be a leading global alumina and aluminum producer with CY2025 pro forma production of 3.2 Mmt aluminum and 14.8 Mmt alumina, enhancing its scale and global competitiveness while improving its position to capture growth in long-term demand.

•	Represents a natural strategic fit: Alcoa is well positioned to own and operate these assets, given their alignment with its value-creation strategy, operational expertise, and proximity to existing operations. This is a logical industry consolidation of like assets. The combined expertise and operating model are expected to enhance performance and increase cost competitiveness over time. Greater integration across bauxite, alumina, and aluminum improves security of supply and diversifies mine-to-metal routes, strengthening our ability to serve customers globally. Culturally, Alcoa is a values-driven organization with a deep understanding of the central role it plays in communities where it operates, which will benefit and further support the regions in which the assets are located.

•	Unlocks significant value through synergies: The transaction is expected to generate synergies of approximately $900 million in net present value through operational optimization across complementary assets and application of best practices. Consolidating the life of asset planning across the Western Australia mining and refining operations provides a considerable portion of the anticipated synergies. In addition, the transaction consolidates South32’s Brazilian joint venture interests in the Alumar alumina refinery and aluminum smelter and provides Alcoa with new growth opportunities and an entry point into South Africa through a globally competitive aluminum smelter.

•	Delivers compelling financial benefits: The acquisition is expected to improve Alcoa’s proforma position of its global aluminum and alumina operations on the cost curves and enable stronger cash generation through the cycle. The transaction is also expected to be accretive to Alcoa’s earnings per share and free cash flow immediately following closing, increasing Alcoa’s potential for shareholder returns and additional investments.

Transaction Details

Under the terms of the agreement, Alcoa will acquire South32’s interests in the Boddington bauxite mine and the Worsley alumina refinery in Western Australia; the Hillside aluminum smelter and idled Bayside smelter property in South Africa; and the Mineração Rio do Norte (MRN) bauxite mine and the Alumar alumina refinery and aluminum smelter in Brazil. The transaction will exclude South32’s Mozal aluminum smelter in Mozambique.

Alcoa will pay South32 an upfront consideration of $3.1 billion in cash and approximately 17.0 million newly issued Alcoa common stock carrying an implied value of approximately $1.0 billion1, for a total upfront consideration of approximately $4.1 billion. The newly issued Alcoa shares will represent approximately 6% of Alcoa’s outstanding shares post issuance. South32 may receive up to $750 million in aggregate according to terms of a CVR, which provides additional consideration if the average alumina or aluminum price exceeds the respective agreed strike price for each of four successive, annual periods, commencing on July 1, 2026. All, some or none of the CVR’s $750 million aggregate value may be paid at the end of each of the four annual periods. At the conclusion of the fourth annual period, the CVR will expire.

Upon closing, South32 will distribute at least half of the Alcoa shares received as consideration directly to eligible South32 shareholders via an in-specie distribution; the remaining shares can be sold by South32 in an orderly manner.

Alcoa has secured fully committed financing for the transaction in the form of an initial $3.1 billion bridge commitment from Goldman Sachs, which it plans to replace with cash from the balance sheet and permanent debt financing prior to transaction close. Alcoa remains focused on maintaining a strong balance sheet through the cycle and expects to manage its capital structure in a disciplined manner following closing.

Transaction Timing and Closing Conditions

The transaction is expected to close in the first half of 2027, subject to the approval of South32’s shareholders, the receipt of required regulatory approvals, and the satisfaction of certain other customary closing conditions. The transaction has been unanimously approved by both Alcoa’s and South32’s Board of Directors.

Advisors

Goldman Sachs & Co. LLC is acting as Alcoa’s financial advisor, and Ashurst Perkins Coie, Davis Polk & Wardwell LLP and Cleary Gottlieb Steen & Hamilton LLP are acting as legal advisors to Alcoa.

Conference Call

1Value of stock consideration based on 17.0 million shares and Alcoa’s 10-day volume weighted average price (VWAP) of $58.79 per share as of June 26, 2026.

Alcoa will hold a conference call at 7:00 p.m. Eastern Time (EDT) on Tuesday, June 30, 2026 (9:00 a.m. AEST on Wednesday, July 1, 2026), to discuss today’s announcement.

The call will be webcast via the Company’s homepage on www.Alcoa.com. Presentation materials for the call will be available for viewing on the same website prior to the call. The conference may also be accessed by calling 1-877-883-0383 (international callers dial 1-412-902-6506). When dialing in, reference the following Participant Entry Number 3610873. Participants may preregister for the conference call at https://event.choruscall.com/mediaframe/webcast.html?webcastid=laYoNqUv.

About Alcoa Corporation

Alcoa (NYSE: AA, ASX: AAI) is a global industry leader in alumina and aluminum products with a Vision to build a legacy of excellence for future generations. With a values-based approach that encompasses integrity, operating with excellence, care for people and lead with courage, our Purpose is to Turn Raw Potential into Real Progress. Since developing the process that made aluminum an affordable and vital part of modern life, our talented Alcoans have developed breakthrough innovations and best practices that have led to greater safety, efficiency, sustainability and stronger communities wherever we operate.

Cautionary Note Regarding Forward-Looking Statements

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed transaction; the ability of the parties to complete the proposed transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed transaction; the ability to complete any proposed debt financing in connection with the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (b) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (c) the risk that the proposed transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses resulting from the proposed transaction; (e) uncertainty of the expected financial performance following completion of the proposed transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed transaction following completion; (g) failure to realize the anticipated benefits of the proposed transaction; (h) the occurrence of any event that could give rise to termination of the proposed transaction; (i) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company’s stockholders (including as a result of the proposed transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the proposed transaction. In connection with the proposed transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S-4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”). This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed transaction. Before making any investment decision, Alcoa’s investors and shareholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed transaction. Alcoa’s investors and shareholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.